eLOYALTY CORPORATION

150 Field Drive, Suite 250

Lake Forest, Illinois 60045

August 13, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Tom Kluck

Re:	eLoyalty Corporation
Registration Statement on Form S-3 (File No. 333-152832)
(the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, eLoyalty Corporation (“Registrant”) hereby requests that the effective date of the Registration Statement described above be accelerated so that such Registration Statement may become effective at 3:00 p.m. (Washington, D.C. time) on Thursday, August 14, 2008, or as soon thereafter as practicable.

In connection with the Registrant’s foregoing request to accelerate the effectiveness of the Registration Statement, the Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Todd Bloomquist at (312) 558-6376 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

eLOYALTY CORPORATION

By:	/s/ Steven H. Shapiro
Name:	Steven H. Shapiro
Title:	Vice President, General Counsel & Corporate Secretary